[LUSE GORMAN POMERENK & SCHICK LETTERHEAD]

(202) 274-2008	aschick@luselaw.com
Via Edgar
July 19, 2006
Mr. John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Energy Services Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-1 File No. 333-133111

Dear Mr. Reynolds:
     We are in receipt of your letter dated July 11, 2006 providing comments on the referenced filing for Energy Services Acquisition Corp. (the “Company”). The Company’s responses are set forth below and are keyed to the staff’s comment letter.
Prospectus Summary
1.	We reissue prior comment seven of our letter dated June 12, 2006. We continue to note the references to contacts and sources of management. Please disclose whether any of your sources or contacts have taken any affirmative steps to search for or locate a target business or whether they have had any contacts, preliminary or otherwise, from potential target businesses. Clarify whether management or any of its affiliates or sources and contacts have been contacted by any potential target businesses.
The “Prospectus Summary” on page 1, paragraphs 1 and 2, page 13 under the “Risk Factor-Since we have not yet selected any target business with which to complete a business combination, we are unable to currently ascertain the merits or risks of any particular target business’ operations or the industry or business in which we may

Mr. John Reynolds
Assistant Director
July 19, 2006

ultimately operate” and “Proposed Business-Effecting a Business Combination” on page 36, the first paragraph have been revised in response to the Staff’s comment.
2.	We partially reissue prior comment six of our letter dated June 12, 2006. Please explain section three of the warrant purchase agreement, which refers to purchasers voting “all of the shares of the Common Stock acquired by the Purchasers (i) pursuant to this [warrant] Agreement” in accordance with the majority of public shareholders, in light of the fact that the investors in the warrant purchase agreement are not purchasing any common stock and would therefore not have any voting rights relating to the business combination.
The Staff is advised that section three of the warrant purchase agreement refers to the voting requirement for common stock acquired by the Purchasers in the after-market as well as the warrants. The disclosure in the first paragraph of “Prospectus Summary — Public Stockholders Must Approve Business Combination” on page 5 has been revised to more clearly reflect this requirement.
3.	We reissue prior comment eight of our letter dated June 12, 2006. We continue to note the reference to the condition to completing a business combination that public stockholders owning less than 20% of the shares of this offering both vote against the business combination and exercise their conversion rights. Please clarify whether the company views this 20% threshold as a definitive term or whether this percent may be reduced after the offering is effective, depending upon the specific terms of a business combination agreement.
The third paragraph of “Prospectus Summary-Public Stockholders Must Approve Business Combination” has been revised on pages 5-6 to clarify that the “20% threshold” is a definitive term that will not be reduced after the offering is effective in order to complete a business combination. Conforming changes have also been made at pages 37 and 41 of the Prospectus.
4.	We note the reference to dissolving and promptly distributing the amount in the trust account. Revise to clarify that there may be delays with distributing the funds in the trust account due to the process of dissolving the corporation.
The first paragraph of “Prospectus Summary-Dissolution and Liquidation If No Business Combination” has been revised on page 6 in response to the Staff’s comment. Conforming changes have been made at pages 41 and 42 of the Prospectus. We have added a risk factor at pages 26 and 27 outlining the procedures that would be followed if we fail to consummate a business transaction.
5.	Briefly summarize the requirements and benefits of Section 280 of DGCL as compared to Section 281. Also, clarify that if you comply with Section 281, that liability “will” extend beyond the three years. Revise disclosure throughout the prospectus accordingly.

Mr. John Reynolds
Assistant Director
July 19, 2006

The “Prospectus Summary-Dissolution and Liquidation If No Business Combination” has been revised on page 6 in response to the Staff’s comment. The Prospectus has also been revised on pages 9, 16 and 43 to reflect that if the Company complies with Section 281 of Delaware Corporation Law, the liability will extend beyond three years.
6.	We note the disclosure that if funds from working capital are insufficient to pay the costs of dissolution, then funds from the trust will be used to pay these costs. Disclose the estimated costs of dissolution. Add a risk factor.
The first paragraph of “Prospectus Summary-Dissolution and Liquidation If No Business Combination” has been revised on page 6 in response to the Staff’s comment and in “Risk Factor-If we are unable to complete a business combination and are forced to liquidate and distribute the trust account, our public stockholders may receive less than $6.00 per share upon distribution of the trust account and our warrants will expire worthless” on page 12 in response to the Staff’s comments and “Dissolution and Liquidation If No Business Combination” beginning on page 41.
7.	We note the statement that “in the event that stockholders do not approve the dissolution of the Company the Board of Directors will request that the trust account be distributed to stockholders, and the corporate charter will continue to exist” Please provide a legal analysis for liquidating the trust prior to dissolution of the company. Furthermore, we note that the company will continue as an inactive company. Please explain the business purpose at that point. Also, in light of this, please provide an analysis as to why the company would not be subject to Rule 419 or possibly be subject to the Investment Company Act of 1940. We may have further comment.
The “Prospectus Summary-Dissolution and Liquidation If No Business Combination” has been revised to clarify that no liquidation of the trust will occur until after a plan of dissolution has been approved by the stockholders. In light of this revised disclosure, no disclosure has been added concerning a legal analysis for liquidating the trust plan prior to dissolution of the Company or the Company’s resulting inactive status.
Risk Factors, page 12
8.	The description of the initial per-share conversion price in the third risk factor is confusing. Please clarify the meaning of the parenthetical phrase, “net of tax income, not used for working capital and loan repayment ”
The first paragraph of the third Risk Factor has been clarified to state that the initial per-share conversion would be “net of tax, income not used for working capital and loan repayment.” Please see page 12.

Mr. John Reynolds
Assistant Director
July 19, 2006

9.	We partially reissue prior comment 10 of our letter dated June 12, 2006. Revise risk factor three to discuss the impact the up to $1.2 million that may be taken from interest will have on the amount public shareholders may receive upon liquidation and dissolution.
The third Risk Factor has been revised on pages 12-13 in response to the Staff’s comment.
10.	We reissue prior comment 11 of our letter dated June 12, 2006. Since the company is not limited to the energy services sector, risk factor six would not appear to be relevant and should be removed.
The risk factor concerning environmental regulation has been removed in response to the Staff’s comment.
11.	We note the disclosure in risk factor thirteen at page 17 that Mr. Marshall Reynolds has agreed to indemnify the company against any claims by any vendor, prospective target business or other entities that would reduce the amount of funds in the trust. It appears that, in the letter agreements attached as Exhibit 10.1 to the filing, the other directors of the company have provided the same indemnification. Please modify the disclosure accordingly. Please also disclose the steps that the company has taken to confirm that the other directors have funds sufficient to satisfy their obligations with respect to ensuring that the trust account is not depleted.
Please see revised Exhibit 10.1, which clarifies that only Marshall T. Reynolds has agreed to indemnify the company against any claims by any vendor, prospective target business or other entities that would reduce the amount of funds in the trust. The Risk Factor remains accurate as previously drafted.
12.	We reissue prior comment 12 of our letter dated June 12, 2006. Clarify in risk factor nine how the liquidation of the trust will occur in relation to the dissolution of the company. Also, clarify that if you follow the procedures of Section 281, then investors “will” be liable beyond three years.
The “Risk Factor-Stockholders may be held liable for claims by third parties against us to the extent of distributions received by them in a dissolution” has been revised on page 15 to clarify that no liquidation of the trust will occur until after a plan of dissolution has been approved by stockholders. The last sentence of this risk factor has been revised on page 16 in response to the Staff’s second comment.
13.	We reissue prior comment 14 of our letter dated June 12, 2006. Please explain the statement in risk factor thirteen that “to the extent such claims are successfully made

Mr. John Reynolds
Assistant Director
July 19, 2006

against the trust assets, such third party claims may result in the per share conversion price received by the stockholders who vote against a business combination and elect to convert their shares into cash being less than approximately $5.79 per share.” Since conversion will only be available when shareholders vote on a potential business combination, and therefore the company will not be dissolving and liquidating the trust, it is unclear how claims would be made against the trust rather than carrying forward against the combined company.
The last sentence of the first paragraph of the “Risk Factor- If third parties bring claims against us, the proceeds held in trust could be reduced and the per share liquidation or conversion price received by stockholders could be less than $5.79 per share” has been revised on page 17 to clarify that payment of a claim following stockholder approval of a business combination would be paid by the Company rather than paid by the trust.
14.	In your letter dated June 19, 2006, we note your statement concerning risk factor sixteen that, “The Company advised the Staff that it anticipates that any business combination will be structured such that the Company is the surviving entity and the stockholders of the target company would not control the combined company following the transaction.” Please add this disclosure to the registration statement, where appropriate. In addition, please reconcile the disclosure with risk factor fourteen at page 17, which addresses the possibility of a change in control if the company issues shares of capital stock or debt securities to complete a business combination.
The “Risk Factor-We may issue shares of our capital stock or debt securities to complete a business combination which would reduce the equity interest of our stockholders and could likely cause a change in control of our ownership” has been revised on page 18 in response to the Staff’s comments.
15.	Revise the subheading and narrative to risk factor sixteen to focus upon the potential conflicts of interest in negotiating a business combination, including negotiating employment agreements and consulting agreements as part of the business combination.
The Risk Factor concerning our current officers and directors in the context of a business combination has been revised into two separate risk factors, “Our ability to effect a business combination and to execute any potential business plan afterwards will be totally dependent upon the efforts of our key personnel, some of whom may join us following a business combination and whom we would have only a limited ability to evaluate” and “If management were to negotiate to be retained by the company post-business combination as a condition to any potential business combination, such negotiations may result in a conflict of interest.” Please see page 19.

Mr. John Reynolds
Assistant Director
July 19, 2006

16.	We reissue prior comment 20 of our letter dated June 12, 2006. Please revise risk factor twenty-four to disclose the approximate number of companies that are currently in the registration process. It appears that this information is relevant to the number of similar companies that will be competing for target businesses.
The “Risk Factor-Companies with similar business plans to ours have had limited success in completing a business transaction. There can be no assurance that we will successfully identify a potential target business, or complete a business combination” has been updated on page 21 in response to the Staff’s comments. We undertake to provide current, updated information pursuant to a Rule 424 prospectus filing.
17.	We reissue prior comment 21 of our letter dated June 12, 2006. Clearly state all affiliated companies that maybe considered as a business combination. Disclose whether any potential opportunities with affiliated companies, even if preliminary, are known. Disclose the consideration that may be paid in a combination with an affiliated target business and the resultant creation of a conflict of interest, as opposed to “the appearance of a conflict of interest.” In addition, please explain the statement at page 22 that, “The Company would enter into a business combination with an affiliate only in conjunction with an acquisition of an unaffiliated company to the extent such transaction was in the best interests of the Company." We may have further comment.
The “Risk Factor-We may enter into a business transaction with an affiliate of our officers, directors or initial shareholders. Such a transaction may create the appearance of a conflict of interest” has been revised on page 23 in response to the Staff’s comment to clarify that there would be a conflict of interest as opposed to the “appearance” of a conflict of interest. We have also added disclosure to explain those instances where the Company would consider a transaction with an affiliated company. Similar revisions have been made to “Management-Conflicts of Interest” on pages 51-52.
18.	Please revise risk factor thirty at page 22, concerning lack of a current prospectus, to clarify that you have no obligation to settle the warrants in the absence of an effective registration statement and that the warrants can expire unexercised or unredeemed.
The “Risk Factor-Failure to maintain a current prospectus relating to the common stock underlying our warrants may deprive our warrants of any value and the market for our warrants may be limited” has been revised on page 24 in response to the Staff’s comments.
19.	Please provide a risk factor to discuss the company’s ability to redeem the warrants

Mr. John Reynolds
Assistant Director
July 19, 2006

pursuant to section 6.1 of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable.
The “Risk Factor-An effective registration statement may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise his, her or its warrants” has been added on page 19 in response to the Staff’s comment.
20.	We note the statement in risk factor thirty-two that the investors purchasing warrants in the private placement “may be” entitled to registration of the common stock underlying the warrants. Please clarify when they will be entitled to registration rights and when they will not be entitled to such rights.
The “Risk Factor-If our initial stockholders exercise their registration rights, it may have an adverse effect on the market price of our common stock and the existence of these rights may make it more difficult to effect a business combination” has been clarified to state that the investors are entitled to registration of the common stock underlying the warrant at any time after the Company announces it has entered into a letter of intent, or agreement in principle or a definitive agreement in connection with a business combination. Please see page 25.
21.	Since the warrants to be issued to insiders will be issued in the private placement, add a risk factor comparing the exercise rights of private placement warrant holders to the restrictions on the exercise of warrants in the public offering only pursuant to the effective registration statement.
The “Risk Factor-An effective registration statement may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise his, her or its warrants” has been added on page 19 in response to the Staff’s comment.
Use of Proceeds, page 25
22.	We reissue prior comment 23 of our letter dated June 12, 2006. We continue to note the statement that the use of proceeds are estimates only and that actual expenditures may differ substantially from these amounts. Please revise this section to clearly discuss those specific circumstances that would require management to alter the use of proceeds from this offering and discuss the alternatives to the currently stated uses. Please refer to Instruction 7 to Item 504 of Regulation S-K for guidance.
The “Use of Proceeds” section has been revised on pages 27 and 28 to disclose actual net

Mr. John Reynolds
Assistant Director
July 19, 2006

proceeds and expenditures.
23.	We reissue prior comment 26 of our letter dated June 12, 2006. Please explain how you determined that the $1.2 million from interest on the trust will be sufficient to maintain the company for the next 18 to possibly 24 months.
The “Use of Proceeds” section has been revised on page 28 in response to the Staff’s comment.
Proposed Business, page 33
24.	We reissue prior comment 27 of our letter dated June 12, 2006. Please discuss in greater detail the significant experience of management, especially in light of the risk factor that management may not have specific knowledge of the industry of the target business. Also, explain why management believes that this experience gives the company a competitive advantage in the evaluation of a target company’s “strategic initiatives and long-term operating plans” or remove.
As discussed with the staff, the “Proposed Business-Competitive Strengths” has been revised on page 36 to clarify that management may not have specific knowledge of the industry of a target business and that management does not have experience running an energy services company.
25.	Clarify whether you, your officers, directors or affiliates have been contacted to date regarding any potential target businesses.
The “Proposed Business-Effecting a business combination-Sources of target business” has been revised on page 38 in response to the Staff’s comment.
26.	Discuss in greater detail the timeline and steps to be taken for dissolution and liquidation of the business.
The “Proposed Business-Dissolution and Liquidation if No Business Combination” has been revised with a new second paragraph in response to the Staff’s comment. Please see page 41.
Description of Securities, page 52
27.	We reissue prior comment 31 of our letter dated June 12, 2006. Since the Ken Worm letter is applicable to these securities, remove the statement on page 55 “if the current position of the Securities and Exchange Commission described above were inapplicable, these shares would be eligible for sale under Rule 144.

Mr. John Reynolds
Assistant Director
July 19, 2006

The “Description of Securities” has been revised on page 60 in response to the Staff’s comment.
Report of Independent Registered Public Accounting Firm, page F-2.
28.	The audit report is dated April 4, 2006, before the revision of the warrant and unit purchase option agreements. Please explain why a re-dated or dual-dated audit report has not been provided, considering that the amended language in these agreements may impact the classification of the related instruments in the audited financial statements.
A dual-dated audit report is provided herein on page F-2.
Note 2 — Proposed Public Offering, page F-8
29.	We note your response to prior comment 32. As previously requested, please tell us the term (e.g. five years) and interval (e.g. daily) of the calculated volatility percentages of the representative companies shown in your supplemental response.
The Staff is supplementally advised that the term is five years and the interval is daily for the calculated volatility percentage, of the representative companies. The “Underwriting-Purchase Option” disclosure has been revised on page 62 pursuant to the recalculation of the fair value of the option as has Note 2 to the audited Financial Statements.
30.	We note the statement in section 2.1 of the revised unit purchase option agreement, “Notwithstanding any language to the contrary herein, any and all Units, and the Warrants issuable thereunder, can expire unexercised or unredeemed.” This section does not clearly state that the unit purchase option can expire unexercised or unredeemed. Please explain to us how you have considered this in evaluating the classification of the unit purchase option under the guidance in paragraph 17 of EITF 00-19.
The Unit Purchase Option has been revised at Section 2.1 to clarify that it can expire unexercised or unredeemed. See Exhibit 4.4. As modified, the Unit Purchase Option will qualify for equity accounting treatment under the guidance of EITF 00-19.
Exhibits
31.	Please file the revised warrant and unit purchase option agreements in your next amendment. Revise disclosure throughout the prospectus as necessary in light of the revisions.

Mr. John Reynolds
Assistant Director
July 19, 2006

The revised warrant and unit purchase option agreements have been filed as Exhibits 10.7 and 4.4, respectively. The prospectus has been revised on pages 55 and 62 in response to the Staff’s comments.
32.	Item 601(b)(3) of Regulation S-K requires that each time an amendment to the articles of incorporation is filed, that the articles be filed in their entirety, as amended. Please re-file the amended articles of incorporation in their entirety.
The amended certificate of incorporation in its entirety has been filed as Exhibit 3.1.

Mr. John Reynolds
Assistant Director
July 19, 2006

*   *   *   *
     We trust the foregoing is responsive to the staff’s comments. The Company and the underwriter wish to be in a position to request acceleration of the Registration Statement during the week of July 24, 2006. Consequently, we request that any questions with regard to the foregoing should be directed as quickly as possible to the undersigned at 202-274-2008.
Very truly yours,
/s/ Alan Schick

cc:	Marshall T. Reynolds, Chairman of the Board and Chief Executive Officer Marc P. Levy, Esq.